Exhibit 99.3

Limited Review Report On Quarterly Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To Board of Directors of

Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited for the quarter ended September 30, 2016 and the year to-date results for the period April 01, 2016 to September 30, 2016 attached herewith, being submitted by the company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

We did not review assets of Rs. 41,724 million as at September 30, 2016, and revenues of Rs. 3,986 million and Rs. 7,495 million for the quarter and the year to date period ended September 30, 2016 respectively, included in the accompanying unaudited consolidated financial results relating to subsidiaries, whose financial information have been reviewed by other auditors and whose reports have been furnished to us. Our conclusion on the unaudited quarterly financial results, in so far as it relates to such subsidiaries is based solely on the reports of other auditors.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited consolidated financial results prepared in accordance with applicable accounting standards i.e. Ind AS prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder or by the Institute of Chartered Accountants of India and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI Circular dated 5th July, 2016 including the manner in which it is to be disclosed, or that it contains any material misstatement.

The accompanying consolidated financial results and other financial information for the three and six months ended September 30, 2015, the three months ended June 30, 2016, and for the year ended March 31, 2016, have been reviewed by other auditors, who issued unmodified review report on those statements.

For S.R. BATLIBOI & ASSOCIATES LLP

ICAI Firm Registration Number: 101049W/E300004

Chartered Accountants

per Kaustav Ghose

Partner

Membership No.: 57828

Place: Vishakhapatnam

Date: October 25, 2016

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER & HALF YEAR ENDED 30 SEPTEMBER 2016

All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2016	30.06.2016	30.09.2015	30.09.2016	30.09.2015	31.03.2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1	Income from operations
	a) Net sales / income from operations (inclusive of excise duty)	35,287	31,857	39,209	67,144	76,424	152,475
	b) License fees and service income	570	488	680	1,058	1,043	2,233
	c) Other operating income	306	102	318	408	468	975
	Total income from operations (inclusive of excise duty )	36,163	32,447	40,207	68,610	77,935	155,683
2	Expenses
	a) Cost of materials consumed	5,837	6,075	7,342	11,912	14,045	26,799
	b) Purchase of traded goods	3,223	3,282	2,887	6,505	6,086	11,743
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(386)	(1,793)	(948)	(2,179)	(1,998)	(957)
	d) Employee benefits expense	8,161	8,050	7,870	16,211	15,372	31,174
	e) Selling expenses	3,549	3,268	2,994	6,817	6,124	11,811
	f) Depreciation and amortisation	2,622	2,436	2,235	5,058	4,268	9,389
	g) Other expenditure	9,509	9,663	8,737	19,172	17,111	39,260
	Total expenses	32,515	30,981	31,117	63,496	61,008	129,219
3	Profit before other income and finance costs (1 - 2)	3,648	1,466	9,090	5,114	16,927	26,464
4	Other income	438	670	724	1,108	1,482	2,950
5	Profit before finance costs (3 + 4)	4,086	2,136	9,814	6,222	18,409	29,414
6	Finance costs	126	148	215	274	496	826
7	Profit before tax (5 - 6)	3,960	1,988	9,599	5,948	17,913	28,588
8	Tax expense	956	526	1,909	1,482	3,797	7,511
9	Net profit for the period / year (7 - 8)	3,004	1,462	7,690	4,466	14,116	21,077
10	Share of profit of equity accounted investees, net of tax	85	73	57	158	106	229
11	Net Profit after taxes and share of profit of associates (9 + 10)	3,089	1,535	7,747	4,624	14,222	21,306
12	Other comprehensive income	1,646	147	(956)	1,793	(177)	(370)
13	Total comprehensive income	4,735	1,682	6,791	6,417	14,045	20,936
14	Paid-up equity share capital (face value Rs. 5/- each)	829	828	853	829	853	853
15	Reserves						124,845
16	Earnings per equity share (par value Rs. 5/- each)
	- Basic	18.64	9.06	45.42	27.59	83.41	124.93
	- Diluted	18.59	9.03	45.29	27.52	83.14	124.54
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

Segment Information

All amounts in Indian Rupees millions, except share data and where otherwise stated

Sl. No.	Particulars	Quarter ended			Half Year ended		Year ended
		30.09.2016	30.06.2016	30.09.2015	30.09.2016	30.09.2015	31.03.2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Segment wise revenue and results:
1	Segment revenue (inclusive of excise duty):
	a) Pharmaceutical Services and Active Ingredients	7,538	6,327	6,060	13,865	11,796	28,437
	b) Global Generics	29,193	26,660	34,363	55,853	66,550	128,330
	c) Proprietary Products	588	623	665	1,211	1,361	2,659
	d) Others	498	399	617	897	930	1,704
	Total	37,817	34,009	41,705	71,826	80,637	161,130
	Less: Inter-segment revenue	1,654	1,562	1,498	3,216	2,702	5,447
	Other unallocable income	—	—	—	—	—	—
	Total income from operations	36,163	32,447	40,207	68,610	77,935	155,683
2	Segment results:
	Gross Profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,278	1,139	1,533	2,417	2,874	4,954
	b) Global Generics	18,067	16,339	22,059	34,406	42,975	84,427
	c) Proprietary Products	507	525	562	1,032	1,139	2,217
	d) Others	252	183	323	435	444	706
	Total	20,104	18,186	24,477	38,290	47,432	92,304
	Less: Other un-allocable expenditure / (income), net	16,144	16,198	14,878	32,342	29,519	63,716
	Total profit before tax	3,960	1,988	9,599	5,948	17,913	28,588

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1

The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2	Reconciliation between financial results as previously reported under Previous GAAP and Ind AS for the quarter and half year ended 30 September 2015

Particulars	Quarter ended 30.09.2015	Half year ended 30.09.2015
Net profit under previous GAAP	6,333	12,455
Impact on account of measuring investments at fair value through profit and loss	338	538
Recognition of intangible assets not eligible for recognition under Previous GAAP	613	609
Reversal of goodwill amortised under Previous GAAP	99	198
Difference in measurement of employee share based payments	(14)	8
Impact on current and deferred taxes	386	438
Others	(8)	(24)
Net profit for the period under Ind AS	7,747	14,222

3	Reconciliation of equity as on 31 March 2016 as previously reported under Previous GAAP to Ind AS

Particulars	As on 31 Mar 2016
Equity reported under previous GAAP as on 31 March 2016		116,156
Adjustments:
Derecognition of provision for proposed dividend	4,101
Impact on account of measuring investments at fair value	1,510
Recognition of intangible assets not eligible for recognition under Previous GAAP	1,035
Impact on current and deferred taxes	1,527
Reversal of goodwill amortised under Previous GAAP	395
Impact on account of consolidation of entities previously do not qualify for consolidation under previous GAAP	226
Impact on account of expected credit loss on trade receivables	(57)
Others	(48)
		8,689
Equity reported under Ind AS as on 31 March 2016		124,845

4	Statement of Assets and Liabilities

All amounts in Indian Rupees millions

PARTICULARS	As at	As at
	30.09.2016	31.03.2016
ASSETS
Non-current assets
Property, plant and equipment	46,740	46,130
Capital work-in-progress	7,935	6,626
Goodwill	4,648	4,650
Other intangible assets	42,595	15,946
Financial assets
Investments	6,406	3,297
Loans	2	8
Deferred tax assets, net	7,407	5,905
Current tax assets, net	1,759	1,348
Other non-current assets	2,204	1,991

Total Non-Current assets	119,696	85,901

Current assets
Inventories	28,516	25,578
Financial assets
Investments	18,936	35,034
Trade receivables	36,884	41,250
Cash and cash equivalents	2,443	4,920
Loans	269	206
Others	11,249	10,950

Total Current assets	98,297	117,938

TOTAL ASSETS	217,993	203,839

EQUITY AND LIABILITIES
Equity
Equity share capital	829	853
Other equity	112,319	124,845

Total Equity	113,148	125,698

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	10,682	10,690
Other financial liabilities	3,103	2,498
Provisions	1,026	947
Deferred tax liabilities, net	1,622	537

Total Non-current liabilities	16,433	14,672

Current liabilities
Financial liabilities
Borrowings	49,688	22,718
Trade payables	9,413	9,068
Other financial liabilities	21,007	23,230
Other current liabilities	1,137	862
Provisions	7,167	7,591

Total Current liabilities	88,412	63,469

TOTAL EQUITY AND LIABILITIES	217,993	203,839

5

On 10 June 2016, the Company entered into a definitive purchase agreement with Teva Pharmaceutical Industries Limited (“Teva”) and an affiliate of Allergan plc (“Allergan”) to acquire a portfolio of eight Abbreviated New Drug Applications (“ANDAs”) in the United States for USD 350 million in cash at closing. The acquisition of these ANDAs was contingent on the closing of the Teva/Allergan generics purchase transaction and approval by the U.S. Federal Trade Commission of the Company as a buyer. The acquisition was consummated on 3 August 2016 upon the completion of all closing conditions, and the Company paid Rs. 23,366 million (USD 350 million) as the consideration for the acquired portfolio of ANDAs. As the acquired ANDAs are being developed, they are recorded as intangible assets under development.

6

Consequent to an amendment to the collaboration, license and option agreement with Curis Inc.(“Curis”), the Company was allotted 10,208,333 equity shares in Curis in lieu of certain future milestone payments that would be due to the Company under the collaboration agreement. These equity shares are recorded at USD 1.84 per share representing the market price of such equity shares on the date of allotment. The aggregate market value of such equity shares on the date of allotment was Rs. 1,247 million (USD 18.8 million).

7

Other expenditure for the quarter and year ended 31 March 2016 includes foreign exchange loss of Rs. 3,845 million and Rs. 4,621 million, respectively, on account of currency devaluation and translation of monetary assets and liabilities using SIMADI / DICOM rate pertaining to the Company’s Venezuelan subsidiary.

8

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously and will continue to work diligently to address the observations identified in the warning letter and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter. Further, the Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016.

9

On 26 September 2016, the Bombay High court dismissed the writ petition filed by the Indian Pharmaceutical Alliance in July 2014 contending the validity of certain notifications issued in July 2014 by the National Pharmaceutical Pricing Authority. Consequently, an amount of Rs. 344 million was recorded as a potential liability including the interest thereon. The aforesaid amount was included under “selling expenses”.

10	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 25 October 2016.

11

The results for the quarter and half year ended 30 September 2015, quarter ended 30 June 2016, and the year ended 31 March 2016 have been reviewed by other auditors. An unmodified report has been issued by them thereon.

12

The results for the quarter and half year ended 30 September 2016 periods presented have been subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy’s Laboratories Limited

G V Prasad
Co-Chairman & Chief Executive Officer

Place: Visakhapatnam

Date: 25 October 2016